Exhibit 99.1



                  RESOLUTION ADOPTED BY THE BOARD OF DIRECTORS

                 OF ESKIMO PIE CORPORATION ON SEPTEMBER 8, 1999



         RESOLVED, that the Board of Directors has concluded that it is in the best interest of the Company and all of its shareholders to pursue all strategic alternatives to maximize shareholder value on an expedited basis, including sale of the Company as a whole, or of strategic parts; and further

         RESOLVED, that in order to implement this strategy the Board will pursue immediately negotiations with the Lieberman group with respect to their offer and will cause the Company's investment bankers to pursue other possible bidders for the Company, as a whole, or any of its strategic parts provided the after-tax effect of a strategic breakup is deemed to be at least as beneficial to shareholders as a sale of the Company as a whole; and further

         RESOLVED,   that  the  Board's  objective  would  be  to  have  binding agreements relating to the sale of the Company or a significant part of its assets in effect by December 15, 1999; and

         RESOLVED, that if consummation of the sale of the Company or a significant part of its assets cannot be achieved prior to the Company's next annual meeting in April, 2000, the directors would provide any holder of at least five percent of the outstanding shares the opportunity to nominate directors for election at that annual meeting with the understanding that none of the current directors would stand for re-election unless nominated by at least one of such shareholders.